VRI BioMedical

2 May 2003

Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

Re: File Number 82-34683-VRIBY

Please see attached provided pursuant to Section 12g3-2(b) – file number 82-34683.

Yours faithfully

John Frame
Company Secretary

Sydney Unit
Microbiology and Immunology
School of Biotechnology and
Biomolecular Science

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Australia

Newcastle Unit
Level 4, David Maddison Clinical
Sciences Building
Cnr King and Watts Streets
Newcastle NSW 2300

82-34683

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/05/2003

TIME: 13:39:25

TO: VRI BIOMEDICAL LTD

FAX NO: 08-9321-3650

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

VRI Biomedical Awarded Substantial Government Grant

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

82-34683

VRI BioMedical

1 May 2003

Company Announcements Office
Australian Stock Exchange

'VRI BioMedical Awarded Substantial Government Grant'

VRI BioMedical Ltd announced today that it has been awarded a Federal Government grant of $250,000 to accelerate the development of its Pneumobiotics vaccine project. The grant was formally announced earlier today by Hon Ian McFarlane, Minister for Industry, Tourism and Resources.

The grant has been awarded under AusIndustry's Biotechnology Innovation Fund (BIF) programme and is the maximum amount that any one project can receive under the scheme.

"The awarding of this large BIF grant will accelerate the development of the Pneumobiotics vaccine and will bring the product to potentially lucrative markets faster" said Dr. Peter French, VRI Chief Executive Officer.

Pneumobiotics is an oral vaccine to prevent commonly occurring bacterial-induced flare-ups of chronic bronchitis. This complication is particularly distressing to sufferers and may lead to hospitalization and in some cases death, and generates a significant cost burden to the community.

Professor Patrick Holt, a leading authority on respiratory immunology, commented that repeated acute episodes indicate a breakdown of mucosal immune defence mechanisms in chronic bronchitis sufferers, resulting potentially in severe inflammation in delicate airway tissues. He said that the development of a vaccine to treat this problem would thus be of major benefit for sufferers worldwide.

The magnitude of this health problem is significant and growing. For example, in the USA it is estimated that between 1982 and 1996 the number of individuals reporting having chronic bronchitis increased 84% from 7.7 million to 14.2 million. Significantly, smoking is the greatest risk factor in development of chronic bronchitis and resulting acute infections.

"Together with the $1 million Start Grant we previously received for our probiotic programme, this new grant is further validation of the quality and commercial potential of our development pipeline". The application for the Start Grant was lodged by VRI in August 2001 and after a rigorous assessment of the Company and its probiotic program the Grant was awarded.

"The receipt of the latest Grant demonstrates very clearly that the Company's R&D programme is producing positive results both scientifically and commercially. It adds to the two probiotic products that have been released onto the market earlier this year – PCC® and Progastrim® capsules", said Dr. French.

VRI will use the BIF grant to accelerate the development of the vaccine up to the end of Phase I clinical studies. The Company then intends to form a collaborative partnership with a larger immunotherapy company to advance the project through to commercialisation.

For further information please contact: Dr Peter French, Chief Executive Officer on 0412 457 595 or Dr Margaret Dunkley, General Manager Vaccines on 02 4923 6581 or visit the VRI BioMedical website at www.vribiomedical.com.

Sydney Unit
Microbiology and Immunology
School of Biotechnology and
Biomolecular Science
University of New South Wales
UNSW Sydney 2052
Phone: (61 2) 9385 1593

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Australia
Phone: (61 8) 9321 3655
Fax: (61 8) 9321 3650

Newcastle Unit
Level 4, David Maddison Clinical
Sciences Building
Cnr King and Watts Streets
Newcastle NSW 2300
Phone (61 2) 4923 6581
Fax: (61 2) 4923 6205

82-34683

VRI BioMedical

Facsimile

To: Company Announcements Office		From: John Frame	
Fax: 1900 999 279		Pages: 6	
Phone:		Date: 30/04/2003	
Re: Appendix 4C – Quarterly report		CC:	

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Subject – Continuous Disclosure – Appendix 4C

Explanatory Comments:

- Invoiced sales for the period effective from the supply of ProBio PCC ™ in the USA in the 4th quarter of 2002 totals $1.1 million. The year to date receipts from customers amount shown on the Appendix 4C of $859,000 represents actual cash receipts at the time of this report.
- Other – stock of goods for sale includes product in production and stock items awaiting dispatch.
- The un-drawn portion of the START Grant totalled $602,613. AusIndustry have extended the draw down period to 30th June 2004.
- Cost reduction initiatives based on the directors and management's operational focus on near to market projects that commenced last quarter are showing effect and are expected to have greater impact in the forthcoming quarter as implementation rolls out.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

VRI BIOMEDICAL LIMITED

ABN

97 084 464 193

Quarter ended ("current quarter")

31 MARCH 2003

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9months) $A'000
1.1	Receipts from customers	370	859
1.2	Payments for (a) staff costs	(224)	(561)
	(b) advertising and marketing	(13)	(15)
	(c) research and development	(602)	(2,126)
	(d) leased assets	-	-
	(e) other working capital	(136)	(1,379)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	23	100
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material) – stock of goods for sale	(380)	(813)
	Net operating cash flows	(962)	(3,935)

+ See chapter 19 for defined terms.

Appendix 4C
Quarterly report for entities admitted on the basis of commitments

		Current quarter $A'000	Year to date (.6months) $A'000
1.8	Net operating cash flows (carried forward)	**(962)**	**(3,935)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	a) businesses (item 5)		
	b) equity investments		
	c) intellectual property		
	d) physical non-current assets	(8)	(41)
	e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(8)	(41)
1.14	**Total operating and investing cash flows**	(970)	(3,976)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc. – Share Purchase Plan	1,514	2,000
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)- Capital Raising Costs	(131)	(131)
	Net financing cash flows	1,383	1,869
	Net increase (decrease) in cash held	413	(2,107)
1.21	Cash at beginning of quarter/year to date	2,055	4,575
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	2,468	2,468

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	137
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	496	1,258
4.2 Deposits at call	-	-
4.3 Bank overdraft	-	-
4.4 Other (provide details) – BANK BILLS	1,972	797
Total: cash at end of quarter (item 1.22)	2,468	2,055

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	-
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 30/4/03
(Director/Company secretary)

Print name: ....

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

82-34683

FAXED

VRI
BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1900 999 279	Pages:	
Phone:		Date:	29/04/2003
Re:	VRI BioMedical Limited	CC:	

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MAY 12 2003

Subject:

Continuous Disclosure – VRI BioMedical Response to Pan Pharmaceutical Situation.

VRI
BioMedical

29 April 2003

Company Announcements Office
Australian Stock Exchange

VRI BioMedical Response to Pan Pharmaceuticals Limited Situation

VRI BioMedical's Progastrim® probiotic capsules were listed on the Australian Register of Therapeutic Goods in October 2002. A small batch of capsules was manufactured by Pan Pharmaceuticals (Pan) in November last year, using active ingredient imported from the Company's manufacturer in the USA.

Progastrim® probiotic capsules are not included in the TGA list of products to be recalled. Furthermore there has been overwhelmingly positive feedback about the effectiveness of Progastrim® probiotic capsules since their limited release in January 2003 and no reported adverse events. However VRI regards the safety of consumers as being of paramount importance and accordingly, has decided to voluntarily recall the product manufactured by Pan.

VRI has an alternative Australian manufacturer for Progastrim® probiotic capsules, with additional manufacturers being added, assuring future supplies of the product.

As revenues from the sale of Progastrim® probiotic capsules currently make up less than 1% of 2002/2003 sales revenue, this situation is expected to have minimal impact on the Company.

ProBio PCC™, distributed globally by the Company's marketing partner, is manufactured entirely in the USA and is not affected in any way by the current situation at Pan. Consequently VRI's recurrent revenue stream is not affected in any material way by this particular matter.

Similarly, probiotic material currently used or being manufactured for use in VRI's clinical trial programme is not affected by the current situation with Pan.

For further details please contact Dr Peter French, Chief Executive Officer on 0412 457 595 or Mark Rowbottam on 08 9321 3655.

82-34683

FAXED

VRI
BioMedical

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JOHN FRAME
Fax:	1900 999 279	Pages:	1
Phone:		Date:	29/04/2003
Re:		CC:	

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● This document and any following pages are confidential, may contain legally privileged information and are intended solely for the named addressee. If you receive this document in error please destroy it and please let us know.

Change of Interests of Substantial Holder – Trivenia Pty Ltd <Kim Robert Slatyer a/c>

The share registry records of VRI BioMedical Limited confirm that the substantial shareholder Trivenia Pty Ltd <Kim Robert Slatyer a/c> has sold 330,000 ordinary shares on-market over the past week for an approximate consideration of $100,000.

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

82-34683

FAXED

VRI BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1900 999 279	Pages:	15
Phone:		Date:	24/04/2003
Re:	Notice of General Meeting	CC:	

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- **This document and any following pages are confidential, may contain legally privileged information and are intended solely for the named addressee. If you receive this document in error please destroy it and please let us know.**

Subject ; Notice of General Meeting Pursuant to Section 249D

VRI
BioMedical Limited

-----Notice of Extraordinary General Meeting-----

EXTRAORDINARY GENERAL MEETING:

9.30AM ON FRIDAY, 30 MAY 2003

Enclosures:

Statement by Australian Heritage Group Limited ("AHT");
Appendix of profiles of AHT's nominations;
Response by Directors of VRI BioMedical Limited ("VRI");
A separate personalised Proxy Form; and
A reply-paid envelope

Please read the Notice and the accompanying memoranda carefully.

If you are unable to attend the Extraordinary General Meeting please complete the Proxy Form and return, as directed.

VRI BioMedical Limited

ACN 084 464 193

Notice of an Extraordinary General Meeting

NOTICE is hereby given that an Extraordinary General Meeting of Shareholders of VRI BioMedical Limited ("Company"), on the Requisition of a Member pursuant to s249D of the Corporations Act, will be held at 9.30am on Friday, 30 May, 2003, at Altitude 9, The New Esplanade Hotel, 18 The Esplanade, Perth WA 6000.

ORDINARY BUSINESS

Removal and Election of Directors
To consider and, if thought fit, to pass the following resolutions as ordinary Resolutions:

1. "That Leon Ivory be and is hereby removed as a director of the Company pursuant to section 203D of the Corporations Act."

2. "That Kenneth Peter Baxter be and is hereby removed as a director of the Company pursuant to section 203D of the Corporations Act."

3. "That Sally Ann Capp be and is hereby appointed a director of the Company."

4. "That Ronald John Rowland AM be and is hereby appointed a director of the Company."

5. "That James Peter Grant be and is hereby appointed a director of the Company.

SNAPSHOT DATE
The Directors have determined the persons eligible to vote at the meeting will be those who are registered at the close of business on Wednesday, 28th May, 2003.

PROXY FORM
A personalised proxy form, provided with this notice, should be returned as directed on the reverse of the form.

By Order of the Board

Dated: 23rd April, 2003

John R Frame
Company Secretary

82-34683

AUSTRALIAN HERITAGE Group Limited

ABN 39 091 158 593

Level 22
Allendale Square
77 St Georges Terrace
Perth WA 6000

PO Box Z5152
St Georges Terrace
Perth WA 6831

Telephone: 61 8 9325 8888
Facsimile: 61 8 9325 8088
australianheritage.com.au

8 April 2003

Dear Shareholder

Requisition for Extraordinary General Meeting of Shareholders

Australian Heritage Group Limited (ASX code: AHT) is a founding, substantial shareholder of VRI BioMedical Limited (ASX code: VRI) and currently owns approximately 13.5% of the Company. AHT believes that VRI has significant scientific assets and talent that should be underpinning and driving its success. Unfortunately, we:

- Have lost confidence in the Company's performance and in the Board's ability to create value for shareholders, as evidenced by the under-performing share price and inability to attract other institutional investors onto the share register.

- Do not believe the current corporate structure that has both an Executive Chairman and a Chief Executive Officer is appropriate. In keeping with recently announced Corporate Governance initiatives to make ASX listed companies more transparent and accountable, we believe a public company has no requirement for an Executive Chairman.

On 20 March 2003, AHT lodged a requisition with VRI seeking the resignation of all Directors and proposing new Board members. We have consulted and listened to other stakeholders, and in the course of doing so have identified two highly qualified industry leaders (see Appendix 1) who are willing to join a new Board as independent Non-Executive Directors.

As a consequence, we have prepared a new requisition for an Extraordinary General Meeting to allow all VRI shareholders to vote on the composition and structure of the Board. The new requisition seeks the resignation of Executive Chairman Leon Ivory and Ken Baxter. We are not seeking the resignation of Professor Jack Cade and Professor Glyn Tonge, both of whom could continue to offer the Company scientific guidance and leadership.

AHT continues to support the progression of Dr Peter French to the role of Managing Director and we would nominate him to the position should these resolutions gain the support of the majority of VRI shareholders. We also appreciate the difficult role Dr French must fulfil as chief executive officer of VRI during the present dispute between the VRI Board and its shareholders and do not wish to impinge or compromise Dr French's role in the current day-to-day operations of VRI.

Through the proposed changes to the structure and composition of the Board, we would remain committed to maximising the value of all shareholder investment in VRI and continue to support the development of the Company and its assets.

We welcome any queries or comments from fellow shareholders and encourage you to contact the writer on (08) 9325 8888 or scapp@australianheritage.com.au.

Yours sincerely

Sally Capp

Sally Capp
Managing Director
Australian Heritage Group Limited

APPENDIX 1

Profiles of AHT's nominations to the Board of VRI

Ronald Rowland AM served as the group Managing Director and CEO of leading wholesaler Australian Pharmaceutical Industries Limited from October 1978 and retired in December 2000. He is the immediate past Global Chairman and current Vice Chairman of the International Federation of Pharmaceutical Wholesalers and the longest serving Director.

In January 1999, he was made a Member of the Order of Australia for services to the pharmaceutical industry and to the community and has also received the coveted William L Ford Award, a global recognition presented every two years to a pharmaceutical industry leader demonstrating international understanding, goodwill, vision and leadership.

It is anticipated Mr Rowland would act as independent Non-Executive Chairman of VRI, where he would provide excellent leadership, be able to offer mentoring and guidance for Dr Peter French, and introduce new opportunities for commercialisation of the Company's products.

Jim Grant served as the Chairman and CEO of Deloitte Touche Tohmatsu Australia for seven years and practised in corporate recovery and reconstruction for 27 years. He is currently a director of Sydney Water Corporation, the Deputy Chairman of ARAB Bank Australia Limited, and the Independent Member of the Audit Committee of the Indigenous Land Corporation. Mr Grant has extensive experience on the boards of ASX listed companies and has been a nominee Director on various entities on behalf of the Commonwealth and Victorian governments.

It is anticipated Mr Grant would act as an independent Non-Executive Director of VRI to enhance financial disciplines and corporate governance in the Company, and assist in building the business with a focus on accountability and funding.

Sally Capp is the Managing Director of Perth-based investment banking organisation, Australian Heritage Group Limited. She has extensive corporate, commercial and legal expertise and experience in the management of public companies, practised law professionally for 10 years and is a member of the ASX and the Australian Institute of Company Directors.

In 2002, Ms Capp was recognised as one of the leading business people in Western Australia under 40 years of age, by winning the inaugural '40 under 40 Awards' and was also the Western Australian winner of the Telstra Business Women's Awards for the private and corporate sector. Ms Capp assisted VRI in its formative stages and played a significant role in its listing on the ASX.

Responses by the Independent, Non-Executive Directors of VRI BioMedical Limited to Australian Heritage Group Requisition

Kenneth Baxter B. Econ, FAIM, FAICA
Professor John Cade MD, PhD, FRACP, FANZCA, FCCP
Professor Glyn Tonge B.Sc. (Hons) Biochemistry, PhD, C Biol, FIBiol, FRSA.

24 April 2003

1. The independent, non-executive Directors of your Company earnestly ask that you examine the following information. We are concerned that certain misinformation appears to have been distributed to many shareholders and we would like to ensure that all shareholders are in possession of the relevant information available to us, so that they may have a balanced perspective on the issues involved.

2. Shareholders should be aware that the real questions arising from the actions by Australian Heritage Group Ltd (AHT) in calling the General Meeting is the performance of AHT compared to VRI.

3. AHT's share price performance has been worse than that of VRI. Attached is a graph showing a comparison between VRI and AHT share prices since listing and a comparison of VRI against the ASX Health Care sector. These show that despite the global upheavals in equity markets and sale of shares by certain of the Company's original promoters (including AHT), the VRI share price has performed well by comparison.

4. One of AHT's nominees for election as a Director of VRI, Ms Sally Capp, has, as far as we are aware, no professional qualifications or track record in the development and commercialisation of scientific research.

5. In spite of the effective commercialisation of two products and the long standing plans to separate the Executive Chairman and CEO, AHT has not shown us how it would improve the performance of VRI.

6. VRI has performed extremely well in the little more than 2 years it has been running since its public float. Two products, *ProBioPCC*™ and *Progastrim*® probiotic capsules, have been commercialised in the Australian and international markets, with initiatives currently in place to expand the international distribution significantly in the short-term. This is a remarkable achievement for a new Australian biotechnology company to have its first products on the international market in so short a time and to be generating an important and growing revenue stream so soon.

7. There are also a number of other products in the final stages of development with real potential for their commercialisation before the end of 2003.

8. VRI has an active R&D program of great importance for its future. This program is strongly supported by the current Board and the originator of much of VRI's science, Professor Robert Clancy – a world-renowned immunologist. The R&D program has received support from the Federal Government amounting to $1 million. Importantly, numerous clinical trials are underway or due to commence that will increase potential product uses and open up additional channels to market.

9. The Intellectual Property portfolio has been strengthened and reinforced. The portfolio has grown from an initial 10 applications at IPO to now comprise 19 patent streams, 12 of which are in the final phase of examination.

10. We have been constantly impressed by the performance of the senior management team, whom we consider to be expert and dedicated. During 2002, considerable in-house expertise was developed in many activities of VRI's changing business needs, as the Company progressed from research and development to manufacturing and marketing for its first products. There is a strong relationship of mutual trust and respect between the current Board and senior management.

11. The present Board and senior management have built a valuable set of relationships with key executives of a number of international companies, with resultant collaborations and partnerships. These relationships are based on trust, stability and mutual understanding, and their continuity is important for VRI's future product development and marketing.

12. VRI's management structure has evolved logically in accordance with the Company's progress from scientific innovation to product development. We believe that the issue of VRI's management structure raised by AHT is misleading, mischievous and distracting. It had been a long-standing and unanimous decision of the Board to split the original position of Executive Chairman this year into non-executive Chairman and Chief Executive Officer (CEO) appointments. The CEO was in fact appointed earlier this year and, subject to achievement of agreed performance milestones, would be further appointed to Managing Director (and thus the Board) later in the year.

13. The Board's majority of independent, non-executive directors accords with the principles of good corporate governance recently published by the ASX.

14. VRI has an active Audit and Risk Management Committee that ensures not only that the Corporations Act is complied with but also that the key principles of accountability, transparency and probity are observed.

15. We have been concerned that one of the three persons proposed by AHT to become a Director of VRI appears to have been involved in a large sell-down of VRI shares by AHT, at the same time as i) an associate of AHT, DJ Carmichael & Co, had issued its client base with a "Speculative Buy" recommendation with a medium term target share price of $1.70 and ii) DJ Carmichael & Co's corporate advisory arm, Carmichael First Capital, was engaged as a financial adviser to VRI.

16. At least in the case of two of AHT's Board nominees, we have no evidence presented to us of credible industry experience or professional qualifications in the biotechnology or immunology fields or in the commercialisation of scientific research. AHT did not put their nominees to VRI's Board Nominations Committee for proper assessment of suitability and propriety.

17. We believe that the changes sought by AHT at this time seriously risk damaging VRI's scientific and commercial performance, reputation and value. VRI has fulfilled commitments given publicly and has delivered product into local and international markets – something very few Australian biotech companies have achieved. We refer you to the document prepared by the Company, "Delivering on the Promises", which is enclosed with the notice of meeting, that compares commitments to outcomes.

18. Based on our own assessment of all the information available to us, your independent, non-executive Directors strongly recommend that you reject the resolutions proposed by AHT.

Signed – 24th April 2003

K.P. Baxter
Professor J. Cade
Professor G. Tonge

VRI BIOMEDICAL LTD

VRI/ORD Shares Vs. XHJ

From 17th April 2002 to 17th April 2003



Closing price
$1.20
$1.10
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
Month

Key

—— = VRI/ORD Closing Price ($0.30, $1.02)

– – – = XHJ S&P/ASX 200 Gics Health Care (2818.40, 4898.50)

82-34683

VRI vs AHT since Listing



$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
VRI
AHT
14/12/2000
14/01/2001
14/02/2001
14/03/2001
14/04/2001
14/05/2001
14/06/2001
14/07/2001
14/08/2001
14/09/2001
14/10/2001
14/11/2001
14/12/2001
14/01/2002
14/02/2002
14/03/2002
14/04/2002
14/05/2002
14/06/2002
14/07/2002
14/08/2002
14/09/2002
14/10/2002
14/11/2002
14/12/2002
14/01/2003
14/02/2003
14/03/2003
14/04/2003
VRI AHT
Computershare

VRI BioMedical

Delivering on the Promises

The following table sets out the major commitments and promises VRI has committed to since its initial public offering in December 2000 and then compares them with the Company's major outcomes to date. The paper will also touch on the major events happening in global markets during the period that VRI has been and continues to deliver on its promises.

The Promise	The Delivery
"Our current project portfolio ... we have reasonable grounds to expect they should be commercialised within a few years." *VRI Prospectus 2000.* "VRI BioMedical's primary objective is to create shareholder wealth. We will achieve this by commercialising our disease management products through on-licensing to other organisations that are best placed to exploit global market opportunities." *VRI Annual Report 2001* "In the period under review one of the primary objectives for VRI BioMedical was to generate a recurrent revenue base." *VRI Annual Report 2002*	• Global supply agreement completed with Pharmanex Inc. and announced on 17 June 2002 o Successful trade launch announced 27 September 2002 o ProBioPCC™ launched in USA (25 October 2002), South Korea (15 November 2002) and Japan (11 March 2003). o Other markets expected to launch throughout 2003. o Sales to Pharmanex of ProBioPCC™ for Q4 2002 totalled $0.885 million. o Re-orders for ProBio PCC™ have been placed for all launched markets, validating the Company's commercialization progress and confirming that the initial launch order for ProBio PCC™ probiotic capsules was the start of a recurrent revenue stream. • In October 2002 Progastrim® probiotic capsules achieved TGA Listing o Seed marketing commenced January 2003 through some naturopath clinics; critical feedback to generate additional product opportunities. o Potential Australia-wide distribution partners in retail pharmacy and naturopath clinics identified and negotiations advanced. o Initiatives ongoing to market Progastrim® in Japan, China, India, Indonesia, Europe and others. • To increase VRI's international profile, broaden the Company's shareholder base and allow access to global capital markets VRI commenced an ADR programme with the Bank of New York and was given the ticker symbol "VRIBY". An investor roadshow is planned for mid-2003.

"Four initial objectives following the IPO in December 2000 were (*VRI Annual Report 2001*): 1. To consolidate intellectual property and move patents into the PCT phase.	• VRI started with 10 patent applications, the majority as provisional applications (VRI Prospectus 2000). • Now 19 patent streams of which: o 12 are National phase, many with clear International Preliminary Examination Reports (e.g. clear IPER for Atheromastat application, cardiovascular prediction and prevention, announced on 13 February 2003). o Patents granted for Performax Alert in South Africa & Eurasia. o 2 applications have been allowed to lapse and others will follow due to continuous review of portfolio value.
2. To gain ethics committee approval for bio-therapeutic trials.	• The Company has gained numerous ethics approvals with studies planned, ongoing or completed. • In addition to a number of dose response studies, there are currently 6 major biotherapeutic clinical trials running or about to commence, with others planned: o Southampton Hospital, UK – allergy desensitization o 2 at PMH, WA – (i) prevention and (ii) treatment of atopic dermatitis o Australian Institute of Sport, ACT – probiotic immune enhancement o Sydney Swans, NSW - probiotic immune enhancement o Townsville, Qld – irritable bowel syndrome • VRI has also gained ethics approvals for various diagnostic and vaccine projects.
3. To conclude an agreement with a major fermentation facility to partner product selection and production.	• Company signed a collaborative agreement with giant multi-national company, DSM. This is a major milestone for VRI providing the enabling technology essential for bio-therapeutic product development. The isolate project that is the corner stone of this agreement is ongoing, with 200 new isolates identified. • VRI has engaged contract manufacturers in the USA, Europe and Australia and caused production of ProBioPCC™ and Progastrim® capsules. o The Company has developed significant logistic and project management skills in the process.
4. To advance technology agreements with companies, which possess vehicles for the innovative diagnostics developed by VRI."	• Original work was carried out with a USA/Hong Kong company with rapid paper ELISA technology. • Positive outcome for gastric cancer predictive technology announced on 30 January 2003. • Superior technology was subsequently found with Proteome Systems in Sydney. o Master Development Agreement with PSL announced to ASX on 18 March 2003. • Advanced negotiations are ongoing with a number of potential distribution partners for several of VRI's diagnostic products.

"The Company intends to form further strategic alliances similar to the one it has with the University of Newcastle to assist with research and development on a collaborative basis." *VRI Prospectus 2000*	• VRI has co-operations with 16 leading universities and centres of excellence worldwide, including the University of New South Wales, Australian Institute of Sport, the University of WA Department of Paediatrics and the Telethon Institute of Child Health Research, WA.
"Company is in the process of applying for Commonwealth Government START Grant." *VRI Prospectus 2000*	• In September 2001 VRI was awarded a Federal Government START Grant of nearly $1,000,000, to be drawn down across a period of 30 months. This grant was awarded to advance the Company's work in developing effective biotherapeutic solutions through clinical trials. The awarding of such a large grant is testimony to the Company's work in this area and strong independent validation of its fundamental scientific platform. • The Company remains committed to seeking non-dilutionary funding for its projects.

The Global Market Environment

The following are some of the major issues that shaped the market environment and the Company's share price in the 2 years since VRI has been a public company.

- ASX All Ordinaries has fallen 18%
- Australian Healthcare index has fallen 55% since October 2001.
- DOW has fallen 33%
- NASDAQ has fallen 68%
- FTSE has fallen 42%
- September 11 disaster occurred in New York in 2001 forever changing western attitudes and significantly eroding market confidence.
- Numerous huge corporate collapses, including Enron, WorldCom, Arthur Andersen and HIH to name but a few, rocked global and local shareholder confidence.

82-34683

VRI BioMedical

VRI Biomedical Limited
ABN 97 084 464 193

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box D182 Perth
Western Australia 6840 Australia
Enquiries (within Australia) 1300 557 010
(outside Australia) 61 3 9615 5970
Facsimile 61 8 9323 2033
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

000001

MR JOHN SMITH
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

VRI

D

Appointment of Proxy

I/We being a member/s of VRI Biomedical Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Extraordinary General Meeting of VRI Biomedical Limited to be held at Altitude 9, The New Esplanade Hotel, 18 The Esplanade, Perth WA on 30 May 2003 at 9.30am WST and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
1	Remove Leon Ivory as a Director	☐	☐	☐
2	Remove Kenneth Peter Baxter as a Director	☐	☐	☐
3	Elect Sally Anne Capp as a Director	☐	☐	☐
4	Elect Ronald John Rowland AM as a Director	☐	☐	☐
5	Elect James Peter Grant as a Director	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, or if your votes entitlement cannot be voted by the Chairman of the Meeting, your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

☐ Mark with an 'X' if you wish to appoint a second proxy. **AND** ☐ % **OR** ☐ State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date / /

VRI 1PR

VRI_WIP_165527/000001/000001

How to complete the Proxy Form

1 Your Address
This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy
If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business
You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy
You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions
You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy
This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 9.30am WST on 30 May 2003. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to VRI Biomedical Limited share registry at the address opposite, or
- by delivery to the Registered Office of VRI Biomedical Limited being
  Level 23
  St Martins Tower
  44 St George's Terrace
  PERTH Western Australia 6000

VRI Biomedical Limited share registry
Computershare Investor Services Pty Limited
GPO Box D182
Perth Western Australia 6840
Australia
Facsimile 61 8 9323 2033

82-34683

FAXED

VRI BioMedical

RECEIVED MAY 12 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 187

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JOHN FRAME
Fax:	1900 999 279	Pages:	3
Phone:		Date:	24 April 2003
Re:		CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

- **This document and any following pages are confidential, may contain legally privileged information and are intended solely for the named addressee. If you receive this document in error please destroy it and please let us know.**

VRI BioMedical Limited appoints Ronald Deane as an Independent Non-Executive Director

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

VRI
BioMedical

24th April 2003

The Company Announcements Office
Australian Stock Exchange

VRI BioMedical Limited appoints Ronald Deane as an Independent Non-Executive Director

Following the selection of Ronald Deane by the VRI BioMedical Board Nominations Committee, the Directors approved his appointment to the Board with immediate effect.

This selection followed a search for a suitably qualified and highly credentialed person to join an already talented and dedicated Board.

Ronald Deane's distinguished career has been in the pharmaceutical and biotechnology industry.

For over 20 years, he worked with CSL, where he became successively General Sales Manager, Marketing Director and then Group Director - Marketing, with responsibility for all sales, marketing and distribution activities across the four operating Divisions of Bioplasma, Pharmaceutical, Veterinary and Diagnostics.

In 1986, he became Group Director – Administration, controlling the Finance and Personnel functions.

He was then appointed Chief Executive Officer of CSL's new wholly-owned biotech company, Mimotopes Pty Ltd (www.mimotopes.com). When Mimotopes was acquired by Chiron and later by a management buy-out, he was asked to stay on as CEO on each occasion, including relocation to San Diego with a broader range of involvement because of his inter-personal management skills and knowledge of the business. Following the latest acquisition of Mimotopes by Fisher Scientific, he elected to return to Australia and to remain a consultant to the company.

Ronald who lives in Melbourne, Victoria, brings to the Board and business of VRI BioMedical vast expertise to complement the new phase of growth that the Company is now in – that is, the development and global commercialisation of its products. His leadership roles and international experience in marketing and distribution within this industry should bring added value to the operations of the Company.

For further information contact Ken Baxter, Acting Chairman on (02) 9251 1074 or John Frame, Company Secretary on (08) 9321 3655.

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831 Australia
Phone: (618) 9321 3655 Fax: (618) 9321 3650
www.vribiomedical.com

FAXED

82-34683

VRI BioMedical

Facsimile

RECEIVED MAY 12 2003

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JOHN FRAME
Fax:	1900 999 279	Pages:	3
Phone:		Date:	24 April 2003
Re:		CC:	

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Corporate Governance

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

82-34683

VRI BioMedical

24th April 2003

The Company Announcements Office
Australian Stock Exchange

In light of recent developments and the release of new governance standards for listed companies by the Australian Stock Exchange (ASX), the Directors wish to clarify their position regards some aspects of governance applicable to VRI.

The Directors wish to voice support for the released corporate governance guidelines. They are pleased to be able to confirm that VRI currently complies with the majority of these governance guidelines, namely:

- The majority of the VRI Directors are independent non-executive directors as defined under these new guidelines. These being, Professor Cade, Professor Tonge and Ken Baxter.

- From the 3rd of March 2003 the same person does not exercise the roles of the Chairperson and the Chief Executive Officer.

- VRI operates under a Code of Conduct that is aligned to the principles set out in the "Corporate Practices and Conduct" produced by an eminent working group chaired by Henry Bosch AO.

- VRI has comprehensive Policies and Procedures that cover amongst other things the following:
  - Maintaining confidence in VRI's integrity.
  - Reporting of unethical practices.
  - Share Trading activities by directors and staff.
  - Continuous Disclosure to ensure compliance with ASX Listing Rules.
  - Directors and senior management practice compliance.

- VRI operates an Audit and Risk Management Committee under its own formal Charter that attends to matters of operating risk oversight and financial management. The membership of this Committee is made up of the three independent non-executive directors. The Company Secretary, who also is the CFO, acts as Secretary to this committee. The Chairperson is Prof Jack Cade.

- o VRI's external auditor attends the Annual General Meeting and is available to answer any relevant questions from Shareholders.

- o VRI operates a Remuneration Committee under its own formal Charter. The membership of this Committee is made up of the three independent non-executive directors. The Company Secretary, who also is the CFO, acts as Secretary to this committee. The Chairperson is Ken Baxter.

- o Remuneration levels and details of Directors and senior executives are disclosed in the Annual report.

- o VRI has a "Nominations Committee" to review and approve the credentials of any person wishing to be nominated to the Board of VRI. This committee is made up of independent non-executive directors. To-date AHT has not submitted their nominees to this Committee for its consideration.

The current reporting structure within VRI represents a longstanding transitional process with proper regard to governance principles that has been supported by senior management and unanimously by all its Directors.

For further information, contact Ken Baxter, Acting Chairman, on (02) 9251 1074.

82-34683

VRI BioMedical

RECEIVED
MAY 1 2 2003
SEC MAIL
WASH, D.C.
187

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JOHN FRAME
Fax:	1900 999 279	Pages:	2
Phone:		Date:	24 April 2003
Re:		CC:	

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'VRI BioMedical Continues Global Product Roll-out with Taiwan Launch'

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

VRI BioMedical

24 April 2003

Company Announcements Office
Australian Stock Exchange

'VRI BioMedical Continues Global Product Roll–out with Taiwan Launch'

VRI BioMedical Limited (ASX: VRI) announced today that its unique probiotic product, "ProBio PCC™", will be launched on May 21 in Taiwan by the world's premier direct marketing organization, Pharmanex Inc.

The launch of ProBio PCC™ in Taiwan is the latest in a program of country launches for the product and adds to its ever-expanding global distribution.

This latest country launch means that ProBio PCC™ probiotic capsules are now available in North America, South Korea, Japan and Taiwan. A number of other country launches are expected before the end of the year.

The initial launch batch for Taiwan of 24,500 bottles of ProBio PCC™ capsules has already been manufactured and delivered by VRI.

"The launch of ProBio PCC™ capsules in Taiwan reinforces our commitment to and demonstrates our success in increasing global distribution of the product and most importantly for shareholders, adds to our growing recurrent revenue base", said VRI Chief Executive Officer, Dr Peter French.

VRI is a global leader in the field of probiotic research and product development, based on effective clinical programmes. VRI's first probiotic product was launched in the USA on 6 November 2002 and a similar product "Progastrim®" was recently Listed on the Australian Register of Therapeutic Goods. The Company has also developed a number of *in vitro* diagnostic tests for predicting a range of medical conditions based on immunological markers and two oral vaccine candidates for common conditions.

Additional information regarding ProBio PCC™ can be found on the website: www.pharmanex.com/products/probio.shtml.

For further information, please contact:
Dr Peter French, CEO, on 0412 457 595; or
John Frame, Company Secretary, on 08 9321 3655.

82-34683

VRI BioMedical

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JOHN FRAME
Fax:	1900 999 279	Pages:	3
Phone:		Date:	17/04/2003
Re:	APPENDIX 3Y	CC:	

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Enclosed Appendix 3Y – Change in Director's Interest Notice

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VRI BioMedical Limited
ABN	97 084 464 193

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Leon Ivory
Date of last notice	February 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ivory & Co Pty Ltd Director
Date of change	15 – 17th April
No. of securities held prior to change	3,600,001 quoted options (VRIO) 9,008,333 quoted ordinary shares (VRI)
Class	Quoted securities
Number acquired	Nil
Number disposed	1,940,855 Quoted options (VRIO)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$185,000 estimated
No. of securities held after change	9,008,333 quoted ordinary shares (VRI)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off – market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

82-34683

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 17/04/2003

TIME: 09:28:26

TO: VRI BIOMEDICAL LTD

FAX NO: 08-9321-3650

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Change in substantial holding

Document date: Thu 17 Apr 2003 **Published:** Thu 17 Apr 2003 10:42:19
Document No: 236149 **Document part:** A
Market Flag: N
Classification: Change in substantial holding

```
VRI BIOMEDICAL LTD                                   2003-04-17  ASX-SIGNA

HOMEX - Perth

++++++++++++++++++++++++
Details of substantial holder:              Maktram Pty Ltd

Date of change:                             16/04/2003

Previous and present voting power:          -

Changes in relevant interest:               Nature of change - Sold
                                            Securities affected 2,051,439

Present relevant interests:                 Maktram Pty Ltd
                                            Current holding  3,686,364

A copy of the full Form 604 is available in PDF format on
www.asx.com.au.  Alternatively it is available for purchase from
ASX Customer Service on 1 300 300 279.
```

82-34683

VRI BioMedical

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JOHN FRAME
Fax:	1900 999 279	Pages:	1
Phone:		Date:	4/04/2003
Re:		CC:	

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VRI BioMedical Limited has received the attached requisition from Australian Heritage Group Limited to replace 2 current Directors with its own nominees.

To: The Company Secretary
VRI Biomedical Limited
Level 11, BGC Centre
28 The Esplanade
PERTH WA 6000

REQUISITION BY A MEMBER UNDER SECTION 249D OF THE CORPORATIONS ACT FOR VRI BIOMEDICAL LIMITED ABN 97 084 464 193 (THE "COMPANY") TO CALL AND HOLD A GENERAL MEETING

Australian Heritage Group Limited, being a member of the Company holding 8,333,333 fully paid ordinary shares, being 13.5% of the votes that may be cast at a general meeting of the Company, hereby requires the Company, in accordance with section 249D of the *Corporations Act*, to call and hold a general meeting of the members of the Company for the purpose of considering the following resolutions:

Resolutions 1 to 2:

1. *"That Leon Ivory be and is hereby removed as a director of the Company pursuant to section 203D of the Corporations Act."*
2. *"That Kenneth Peter Baxter be and is hereby removed as a director of the Company pursuant to section 203D of the Corporations Act."*

Resolutions 3 to 6:

3. *" That Peter French be and is hereby appointed a director of the Company."*
4. *"That Sally Anne Capp be and is hereby appointed a director of the Company."*
5. *"That Ronald John Rowland AM be and is hereby appointed a director of the Company."*
6. *"That James Peter Grant be and is hereby appointed a director of the Company."*

Dated this 4th day of April 2003

EXECUTED on behalf of
AUSTRALIAN HERITAGE GROUP LIMITED
in accordance with section 127(1) of the Corporations Act by:

Director

SALLY CAPP
Print Name

Secretary

Greg MacMillan
Print Name